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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)(1)

American International Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class Securities)

026874-107

(CUSIP Number)

Howard I. Smith
Vice Chairman-Finance and Secretary
Telephone: (212) 230-5050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

September 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) This Schedule 13D constitutes Amendment No. 7 to the Schedule 13D on behalf of C. V. Starr & Co., Inc. Trust, dated March 20, 2007, Amendment No. 9 to the Schedule 13D on behalf of Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, dated May 26, 2006, Amendment No. 11 to the Schedule 13D on behalf of Universal Foundation, Inc., dated February 21, 2006, Amendment No. 11 to the Schedule 13D on behalf of The Maurice R. and Corinne P. Greenberg Family Foundation, Inc., dated February 21, 2006, Amendment No. 13 to the Schedule 13D on behalf of Maurice R. Greenberg, dated November 23, 2005, Amendment No. 13 to the Schedule 13D on behalf of Edward E. Matthews, dated November 23, 2005, Amendment No. 15 to the Schedule 13D of Starr International Company, Inc., dated October 2, 1978, and Amendment No. 15 to the Schedule 13D for C. V. Starr & Co., Inc., dated October 2, 1978.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4.	Purpose of Transaction
Item 4 is amended and supplemented to add the following information for updating as of the date hereof:
The Reporting Persons presently intend to engage in open-market sales of shares of Common Stock for liquidity and other purposes.  Such sales may be made at such times, in such amounts and at such prices as each of the Reporting Persons may in its sole discretion determine.  Such sales may, individually or in the aggregate, materially decrease the percentage of the outstanding Common Stock of the Issuer beneficially owned by the Reporting Persons.

As previously reported, the Reporting Persons reserve their right to change their plans and intentions in regards to any of the actions discussed in this Item 4.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated September 25, 2008, by and among Mr. Greenberg, Mr. Matthews, Starr International, CV Starr, Universal Foundation, Greenberg Foundation, Greenberg Joint Tenancy Company, and CV Starr Trust.

Exhibit 2	Edward E. Matthews Power of Attorney, dated as of September 15, 2008.
Exhibit 3	Starr International Company, Inc. Power of Attorney, dated as of September 15, 2008.
Exhibit 4	Universal Foundation Power of Attorney, dated as of September 15, 2008.
Exhibit 5	The Maurice R. Greenberg and Corinne P. Greenberg Family Foundation, Inc. Power of Attorney, dated as of September 15, 2008.
Exhibit 6	Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC Power of Attorney, dated as of September 15, 2008.
Exhibit 7	C. V. Starr & Co., Inc. Trust Power of Attorney, dated as of September 15, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  September 25, 2008

MAURICE R. GREENBERG

By:	/s/Bertil P-H Lundqvist, Attorney-in-Fact
Name: Bertil P-H Lundqvist
Title: Attorney-in-Fact

By:	/s/Mike F. Huang, Attorney-in-Fact
Name: Mike F. Huang
Title: Attorney-in-Fact

EDWARD E. MATTHEWS

By:	/s/Bertil P-H Lundqvist, Attorney-in-Fact
Name: Bertil P-H Lundqvist
Title: Attorney-in-Fact

By:	/s/Mike F. Huang, Attorney-in-Fact
Name: Mike F. Huang
Title: Attorney-in-Fact

STARR INTERNATIONAL COMPANY, INC.

By:	/s/Bertil P-H Lundqvist, Attorney-in-Fact
Name: Bertil P-H Lundqvist
Title: Attorney-in-Fact

By:	/s/Mike F. Huang, Attorney-in-Fact
Name: Mike F. Huang
Title: Attorney-in-Fact

C. V. STARR & CO., INC.

By:	/s/Bertil P-H Lundqvist, Attorney-in-Fact
Name: Bertil P-H Lundqvist
Title: Attorney-in-Fact

By:	/s/Mike F. Huang, Attorney-in-Fact
Name: Mike F. Huang
Title: Attorney-in-Fact

UNIVERSAL FOUNDATION, INC.

By:	/s/Bertil P-H Lundqvist, Attorney-in-Fact
Name: Bertil P-H Lundqvist
Title: Attorney-in-Fact

By:	/s/Mike F. Huang, Attorney-in-Fact
Name: Mike F. Huang
Title: Attorney-in-Fact

THE MAURICE R. AND CORINNE P. GREENBERG FAMILY FOUNDATION, INC.

By:	/s/Bertil P-H Lundqvist, Attorney-in-Fact
Name: Bertil P-H Lundqvist
Title: Attorney-in-Fact

By:	/s/Mike F. Huang, Attorney-in-Fact
Name: Mike F. Huang
Title: Attorney-in-Fact

MAURICE R. AND CORINNE P. GREENBERG JOINT TENANCY COMPANY, LLC

By:	/s/Bertil P-H Lundqvist, Attorney-in-Fact
Name: Bertil P-H Lundqvist
Title: Attorney-in-Fact

By:	/s/Mike F. Huang, Attorney-in-Fact
Name: Mike F. Huang
Title: Attorney-in-Fact

C. V. STARR & CO., INC. TRUST

By:	/s/Bertil P-H Lundqvist, Attorney-in-Fact
Name: Bertil P-H Lundqvist
Title: Attorney-in-Fact

By:	/s/Mike F. Huang, Attorney-in-Fact
Name: Mike F. Huang
Title: Attorney-in-Fact